Filed by Huntsman Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Huntsman Corporation
Commission File No. 1-32427

Creating a Global Specialty Chemical Leader May 30, 2017

General Disclosure Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

General Disclosure (Cont’d) Important Additional Information and Where to Find It NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov. PARTICIPANTS IN THE SOLICITATION Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.

Key Transaction Highlights • Merger of equals creates leading global specialty chemical company with ~$20 billion enterprise value at announcement • More than $3.5 billion of value creation through annual cost synergies in excess of $400 million • Enhanced returns from complementary high growth end markets and geographies • Strong joint innovation platforms and extensive expertise in sustainability • Attractive financial profile, solid balance sheet and robust free cash flow generation 1

HUNTSMAN CLARIANT

Transaction Overview

Transaction Summary	▪ All-stock merger of equals transaction ▪ New company to be named HuntsmanClariant ▪ At-market combination[(1)]: Huntsman shareholders: 48%, Clariant shareholders: 52% ▪ Huntsman shareholders receive 1.2196 shares in HuntsmanClariant for each Huntsman share ▪ Strong transaction commitment from both Huntsman and Clariant family shareholders
Financial Considerations	▪ Combined enterprise value of ~$20 billion at announcement ▪ Combined 2016 Sales of $13.2bn, Adjusted EBITDA of $2.3bn (17% margin)[(2)] and OCF of $1.9bn[(3)] ▪ Annual cost synergies in excess of $400 million ▪ Adopt current attractive Clariant dividend policy to maintain or increase dividends annually (to be paid quarterly) ▪ Solid balance sheet and deleveraging profile
Governance & Leadership	▪ Chairman of the Board: Hariolf Kottmann ▪ Chief Executive Officer: Peter Huntsman ▪ Chief Financial Officer: Patrick Jany ▪ CEO and CFO to be based in Pratteln, Switzerland ▪ Board to have equal representation from Huntsman and Clariant
Location, Listing & Reporting	▪ Corporate Headquarters in Pratteln, Switzerland; Operational Headquarters in The Woodlands, Texas ▪ Dual stock exchange direct listings on SIX Swiss Exchange and NYSE – will pursue listing on major European and US indices ▪ IFRS reporting in USD with filing on Form 10-Q and Form 10-K
Timing	▪ Targeted close by year end 2017 subject to Clariant and Huntsman shareholder approvals, regulatory approvals, and other customary closing conditions ▪ IPO of Huntsman's Pigments and Additives business (Venator) expected in summer of 2017, as previously announced

Note: CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator.
(1) Based on Clariant share price of CHF20.87 and Huntsman share price of $26.71 as of 19 May 2017. CHF converted at an exchange rate of 0.973 USD/CHF as of 19 May 2017.
(2) Includes $400 million in annual run-rate cost synergies.
(3) Reflects Huntsman's 2016 actual Net Cash Provided by Operating Activities plus Clariant's 2016 actual Cash Flow from Operating Activities plus after-tax annual cost synergies.

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HuntsmanClariant – A Leading Company Global Specialty Chemical ~$20bn ~$14bn $13.2bn $2.3bn Enterprise Value at Market Capitalization at 2016 Sales 2016 Adjusted EBITDA Announcement(1) Announcement(1) Implying 17% Margin(2) $1.9bn 2016 Operating Cash Flow(3) $360mn >200 28,200 2016 R&D Spend Production Sites 2016 Employees Source: Company management. Note: CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. (1) (2) (3) Based on Clariant share price of CHF20.87 and Huntsman share price of $26.71 as of 19 May 2017. CHF converted at an exchange rate of 0.973 USD/CHF as of 19 May 2017. Includes $400 million in annual run-rate cost synergies. Reflects Huntsman’s 2016 actual Net Cash Provided by Operating Activities plus Clariant’s 2016 actual Cash Flow from Operating Activities plus after-tax annual cost synergies. 3

HuntsmanClariant Company 2016 Sales ($bn) – A Leading Global Specialty Chemical 16.0 14.0 12.0 10.0 9.0 8.8 8.5 8.0 6.0 4.3 4.0 2.7 2.6 2.5 2.4 2.1 2.0 1.7 1.7 1.6 2.0 1.1 0.9 0.9 0.7 --HuntsmanClariant Huntsman(2) Clariant Note: USD in billions. Excludes Flavors and Fragrances, Industrial Gases, and Paints and Coatings peers. (1) (2) (3) (4) Evonik is pro forma for the acquisitions of Air Products Performance Materials and J.M. Huber Silica business. Depicts Huntsman status quo and pro forma for the announced separation of its Pigments and Additives business, Venator. Excludes Precious Metals. Excludes Valvoline. 4 15.2 13.2 13.2 6.0 5.9 5.4 4.8 3.3 3.3 3.0 3.0 12.1 9.4 8.4 7.3

HuntsmanClariant – Attractive and Balanced Portfolio 13% Catalysis Catalysis Natural 17% & Coatings Polyurethanes Textile Effects Performance Advanced Materials Products Advanced Materials Combined Sales $13.2bn Combined EBITDA $2.3bn (1) Combined EBITDA margin(1) Note: Based on 2016 business mixes. Segment breakdown excludes corporate costs. CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. (1) Includes $400 million in annual run-rate cost synergies. 5 2016 EBITDA 8% Care Chemicals 9% Resources 26% Plastics 4% 10%13% Products ClariantHuntsman 2016 Sales 5%11% Care Chemicals 9% Natural Resources 28% 20%Polyurethanes Plastics & Coatings 6% Textile Effects 14% 7%Performance ClariantHuntsman

HuntsmanClariant – Balanced Geographic Footprint with Increased Strength in North America and China 34% EMEA 40% 26% Americas APAC North America (27% of sales) China (11% of sales) • • Significantly increased presence for Clariant in North American markets One of the market leading international chemical companies • • Vertical integration benefiting from low cost raw materials Capitalizing from ongoing growth investments, building on manufacturing footprint with more than 20 locations • Extends Huntsman’s formulation expertise and downstream applications • Strong local joint ventures, including two new polyurethane joint ventures coming online in 2018 Note: Based on 2016 sales mixes. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. 6

HUNTSMAN CLARIANT

Attractive Specialty Chemical Portfolio with Strong Growth and EBITDA Margins

	Business	Highlights	Expected Growth	EBITDA Margin Target[1]
	Catalysis	*Market and technology leader in petrochemicals, syngas and chemicals catalysts*	6 – 7%	24 – 26%
	Advanced Materials	*One of the leading materials solution providers in highly qualified aerospace, automotive and electrical insulation markets*	4 – 6%	21 – 23%
	Care Chemicals	*Critical solutions provider to end-markets supported by secular lifestyle-driven megatrends*	4 – 5%	18 – 19%
	Performance Products	*Broad portfolio of innovative products serving growing end markets such as personal care, consumer and selected industrial markets*	5 – 7%[2]	18 – 20%
	Polyurethanes	*One of the leading global players in the high growth MDI industry. Strategic intent to drive portfolio further downstream and deliver high value, sustainable growth*	6 – 9%	16 – 18%
	Natural Resources	*Innovative, performance enhancing and tailored service solutions for the oil and gas industry as well as specialty products based on bentonite*	6 – 7%	15 – 17%
	Textile Effects	*One of the leading global textile dyes, chemicals and digital inks businesses*	5 – 7%	13 – 15%
	Plastics & Coatings	*Sector leading businesses of differentiated high performance products to a wide range of end-markets*	GDP	Steered for absolute EBITDA

Contributed by Clariant — Contributed by Huntsman

Source: Management estimates.
(1) Margin targets exclude synergies.
(2) Excludes upstream intermediates.

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HUNTSMAN CLARIANT

Estimated Annual Cost Synergies in Excess of $400mn

Description

- More than $3.5bn in projected market value creation from realization of synergies
- $400mn full synergy run-rate to be achieved within 2 years of closing
  - Procurement synergies of $150mn
    - Increase effectiveness of combined spend
  - Operational synergies of $250mn
    - Cost reduction by combining corporate functions and business services
    - Consolidation of asset footprint through shared infrastructure
- Represents approximately 3% of combined 2016 sales
- One-time costs to achieve synergies of up to $500mn
- Building on proven track record in post merger integration

Cost Synergies

Synergy Split


Procurement
Operational

Synergy Year End Run-Rate and Cash Costs
($ mn)


200
250
400
200
400
50
Year 1
Year 2
Year 3
Run-rate savings
Costs

- Incremental cash tax savings of more than $25mn per annum identified

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Strong Track Record and Culture of Business Improvement 15.2% • Performance driven culture with focus on increased profitability and downstream margin improvement 12.7% • Successful acquisition track record with strong integration / synergy realization skills 2016 2010 • Today, ~80% of Adj. EBITDA contribution comes from businesses with Adj. EBITDA margins above 15%(2)(3) 13.4%(2) 10.7%(1) • Pro forma 2016 Adj. EBITDA margin of 17.2%(2)(4) including synergies 2010 2016 (1) (2) (3) (4) Historical adjusted EBITDA margin for Huntsman includes performance from Pigments and Additives business. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Prior to synergy realization. Includes $400 million in annual run-rate cost synergies. Clariant Huntsman 9 Enhanced Combined Financial Profile Demonstrated Standalone EBITDA Margin Enhancement

Focused on Growing End Markets Examples Clariant Huntsman Combined Portion of 2016 Sales Source: Management estimates. Note: Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. 10 10-15% 10-15% 15-20% 15-20% 10-15% 25-30% 5-10% 10-15% 45-50% 20-25% Application Oil & Gas Renewable Energy Fuel Additives Catalysts Thermoplastics Lubricants Paint Insulation Wood Composites Automotive Marine Aviation Personal Care Textile Packaging Energy Industrial Construction Transportation Consumer

Growth Opportunities from Complementary Products in Automotive End Markets 11 Opportunities HuntsmanClariant ./ Leverage complementary products and channel overlap – same customers / end markets for different products ./ More complete solutions for multi-material platforms at OEMs Recognized Expertise Fire Protection Interior Trim Exterior Components Seating Engine Casting Steering Wheels Composite Elements Fuel Additives Acoustic Elements Vibration Control Coatings

HUNTSMAN CLARIANT

Innovation, Technology and Sustainability Will Drive Growth

HuntsmanClariant

- $360mn R&D spend
- ~2,100 people in R&D
- More than 10,000 patents
- Systematically integrates sustainability into product offerings
- 11 large-scale R&D centers in 7 countries with an additional 61 regional / technical centers



Clariant Biotech Center, Munich, Germany



Huntsman Advanced Technology Center, The Woodlands, Texas



Huntsman R&D facility, Shanghai, China



Clariant Innovation Center, Frankfurt, Germany

Common R&D platforms

- Surface chemistry
- Specialty polymers
- Process and catalyst technologies
- Biotechnology

Note: CHF converted at an average exchange rate of 0.988 USD/CHF.

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HUNTSMAN CLARIANT

Enhanced Financial Profile

A $13bn Specialty Chemical Group

✓ Additional potential for sales synergies from cross-selling to existing customers



2016 Sales ($mn)
5,919
7,275
13,195
Clariant
Huntsman (Ex Venator)
Combined

Attractive Margin Expansion Opportunities



Margin
15.2%
13.4%
17.2%
Incl. Synergies(1)
2016 Adj. EBITDA ($mn)
898
977
Synergies
2,275
400
1,875
Clariant
Huntsman (Ex Venator)
Combined

Operating Cash Flow[2]



2016 OCF ($mn)
654
953
After-tax Synergies(3)
1,918
311
1,607
Clariant
Huntsman (Ex Venator)
Combined

Strong Balance Sheet with Commitment to Investment Grade Rating

✓ Venator monetization to further enhance financial flexibility



2016 NFD / Adj. EBITDA (4)(5)
1.7x
3.4x
2.2x
Venator Proceeds
<1.5x
Clariant
Huntsman
Combined (1)(5)
Net Debt ($bn)(4)
$1.6
$3.8
<$3.4

Source: Management estimates.

Note: FY16 financials. USD in millions, unless otherwise noted. CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Separation excludes impact from tax leakage.

(1) Includes $400 million in annual run-rate cost synergies

(2) Reflects Huntsman's 2016 actual Net Cash Provided by Operating Activities plus Clariant's 2016 actual Cash Flow from Operating Activities plus annual after-tax cost synergies.

(3) Synergies tax-effected at Clariant's 2016 effective tax rate of 22.2%.

(4) Reported Net Financial Debt as of 31 December 2016.

(5) Net financial debt and leverage includes $2 billion in after-tax net proceeds from Venator, which conservatively reflects full monetization.

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Conclusion and Next Steps Transaction Benefits: • • • • • Global specialty chemical leader In excess of $400mn in annual cost synergies Combined end markets and geographies drive growth Innovation and sustainability enhance value creation Robust balance sheet and strong cash flow Merger Agreement Signing & Announcement Antitrust Filing and Regulatory Review SEC F-4 Filing / NYSE Listing and Approval Procedure SIX Prospectus / Listing and Review Period Shareholders’ Meetings May June July t September October November December Venator S-1 Filing Expected Venator IPO Targeted Closing Integration Planning 14 Augus

Appendix 15

HUN EBITDA Growth in Key Specialty Markets ~46% E 10% CAGR 9% 500 Differentiated 0.36 400 Component 17% 0.32 0.26 100 (1) Volatility measured as standard deviation / average 10% 19% Amines EBITDA Advanced Materials EBITDA E E 16 % of Sales % of Revenue % of Sales EBEITBDIDAA EBITDA EBITDA Contribution Margin cpp Volatility(1) BITDA R ROW APAC 20122013201420152016 17% CAG BITDA 30030% 250 20020% 150 10010% 50 00% 201120122013201420152016 EBITDA% Revenue from Base Resin 14% CAGR B0IT.4DAMDI EBITDA600MDI Urethanes Contribution Margin and Volatility 0.38 0.34 0.3300 0.28 200 0.24 0.22 0.20 2010201120122013201420152016 MDI EBITDA% Component MDI Sales

HUN Performance Products / CLN Care Chemicals & Natural Resources – Moving Products Downstream into Formulations

	% Sales in Region[(1)]	Raw Materials	Components	Formulations / Markets
North America	HUN: Performance Products 55% USD 1,033mn CLN: Care Chemicals 19% CHF 270mn	EO 1,365 mlbs (620 ktes) PO 525 mlbs (240 ktes)	Surfactants Amines	Oilfield Services Personal Care Agriculture

Huntsman's Gulf Coast advantaged EO production and large commercial position in North America provides vertical integration for Clariant to mirror its European market leading position. Clariant's formulation technology allows Huntsman's component / intermediate products to be further differentiated.

	% Sales in Region[(1)]	Raw Materials	Components	Formulations / Markets
Europe	HUN: Performance Products 17% USD 322mn CLN: Care Chemicals 44% CHF 638mn	EO 550 mlbs (250 ktes)	Surfactants Amines	Oilfield Services Personal Care Agriculture

The combination of Huntsman's component products technology and Clariant's formulation technology will result in faster product development and a more complete product offering to customers.

(1) Pro forma adjusted for the sale of the European Surfactants business on December 30, 2016.

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Huntsman’s and Clariant’s Complementary Production Value Chain Will Drive Synergies Raw Materials & Intermediates Specialized products • Strong complementary EO based footprint in the US Gulf Coast and Europe • Huntsman is backward integrated into EO in the US, Clariant buys EO as raw material • Clariant is backward integrated into EO in Europe, Huntsman buys EO as raw material Raw Materials & Intermediates Specialized products • Additional potential for asset consolidation in China, India, Australia Huntsman’s Performance Products Clariant’s Care Chemicals Externally sourced Source: Management 18 PO Ethylene EO Highlights

HUNTSMAN CLARIANT

Estimated Annual Cost Synergies in Excess of $400mn

Procurement ~$150mn	Direct spend (~$50mn)	▪ Optimize purchasing on ~$5.5 billion of combined annual material supplies by bundling volume, renegotiating terms and conditions, insourcing of raw materials ▪ ~25% spend overlap of top 50 products and ~30% overlap in top 50 suppliers
	Indirect spend (~$100mn)	▪ Optimize annual combined spend of ~$3.6 billion supplies by bundling volume, standardization and renegotiating terms and conditions
Operational ~$250mn	Corporate Office, and Asset Consolidation (~$200mn)	▪ Streamlining of corporate and functional organization (HR, IT, Finance, etc.) including elimination of duplicated roles ▪ Integration of regional non operating assets (e.g. regional centers in the USA, South America, Europe, APAC) ▪ Leverage combined IT platforms
	Other Operational (~$50mn)	▪ Optimization of production ▪ Leveraging of best practices and functional excellence

Full $400 mn run rate to be achieved by end of 2019

Cash tax savings in excess of $25 million from optimizing the use of combined NOLs

Source: Management estimates.

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Integration Case Studies: CLN / Süd-Chemie & HUN / Rockwood • 115 Announced synergies ~6% of Süd-Chemie sales(3) with little/no business overlap Realized ~20% more cost savings compared to announced cost savings Integration ~10% below budget Integration and synergies realization achieved faster than originally planned 96 A • • • G&A rational ellence Operational Excellence Announced Synergies(1) Implemented Synergies (2) • Announced synergies of ~10% of Rockwood sales Cost savings delivered with in 21 months of deal completion, ahead of schedule Reduced working capital by ~20% 1Q17 vs. 1Q15 Pigments & Additives EBITDA clearly demonstrates cost reduction (+63mn PF(4)) notwithstanding lower commodity TiO2 pricing >205 • 130 • • Announced Synergies Implemented Synergies Source: Company filings and management estimates. (1) (2) (3) (4) Synergies and costs as announced in February 2011 As of December 2013 Süd-Chemie 2010 sales of EUR 1,225mn Approximate EBITDA impact from fire at Pori, Finland in 1Q17 was ~$15mn. 20 Huntsman / Rockwood Clariant / Süd-Chemie G& Ope Exc Cost Savings (CHF mn) Integration Highlights

HUNTSMAN CLARIANT

Huntsman Reconciliation of U.S. GAAP to Non-GAAP Measures

($ in millions)	Year Ended December 31, 2010	2016
Net Income	$ 32	$ 366
Net Income attributable to noncontrolling interests	(5)	(31)
Net Income attributable to Huntsman Corporation	$ 27	$ 335
Interest expense, net	229	202
Income tax expense	29	87
Depreciation and amortization	404	432
Income taxes, depreciation and amortization in discontinued operations	11	(2)
Acquisition and integration expenses, purchase accounting adjustments	3	23
(Gain) loss on initial consolidation of subsidiaries	-	-
EBITDA from discontinued operations	(53)	6
(Gain) loss on disposition of businesses/assets	-	(128)
Loss on early extinguishment of debt	183	3
Extraordinary (gain) loss on the acquisition of a business	1	-
Certain legal settlements and related expenses	8	3
Plant incident remediation costs (credits), net	-	1
Amortization of pension and postretirement actuarial losses	25	65
Business separation costs	-	18
Restructuring, impairment, plant closing and transition costs	29	82
Other non-GAAP adjustments	4	-
Adjusted EBITDA	$ 900	$ 1,127
Acquisition - ROC Performance Additives & TiO2 (1)	191	-
Sale of European differentiated surfactants business (2)	(18)	(28)
Separation of Pigments & Additives business (3)	-	(122)
Pro forma adjusted EBITDA	$ 1,073	$ 977

($ in millions)	Pro Forma (1) 2010	Pro Forma (2)(3) 2016
Revenue	$ 10,017	$ 7,275
Pro forma adjusted EBITDA	$ 1,073	$ 977
Pro forma adjusted EBITDA margin	10.7%	13.4%

(1) Pro forma adjusted to include the October 1, 2014 acquisition of the Performance Additives and Titanium Dioxide business of Rockwood Holdings, Inc. as if consummated at the beginning of the period; excludes the related sale of our TR52 product line to Henan Billions Chemicals Co., Ltd. in December 2014; and excludes the allocation of general corporate overhead by Rockwood.
(2) Pro forma adjusted for the sale of the European Surfactants business on December 30, 2016.
(3) Pro forma adjusted for the separation of Pigments & Additives (S-1 filed on May 5, 2017).

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